February 28, 2020
Livent Corporation
2929 Walnut Street
Philadelphia, Pennsylvania 19104
Ladies and Gentlemen:
We have audited the consolidated balance sheets of Livent Corporation (the Company) as of December 31, 2019 and 2018, and the related consolidated and combined statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated and combined financial statements), and have reported thereon under date of February 28, 2020. The aforementioned consolidated and combined financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 2019. As stated in Note 5 to those financial statements, the Company changed its method of accounting for U.S. inventories from the last-in, first-out (LIFO) basis to the first-in, first-out (FIFO) basis and states that the newly adopted accounting principle is preferable in the circumstances because the FIFO basis improves the matching of cost of sales with the related revenue and causes inventories to be valued on a consistent basis throughout the entire company. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ KPMG LLP